FOIA CONFIDENTIAL TREATMENT REQUESTED

VIA EDGAR

November 17, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Michael R. Clampitt

Re:	S&T Bancorp, Inc.

Form 10-K

For Fiscal Year Ended December 31, 2010

Filed March 16, 2011

Form 10-Q for fiscal quarter ended June 30, 2011

Filed August 5, 2011

File No. 000- 12508

Dear Mr. Clampitt:

This letter is submitted on behalf of S&T Bancorp, Inc. (the “S&T” or the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Todd D. Brice, Chief Executive Officer of the Company, dated November 3, 2011 (the “Comment Letter”) with respect to the above-reference filings. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Because of the commercially sensitive nature of certain financial information provided in response to Comment 6, this submission is accompanied by a request for confidential treatment for selected portions of the response to Comment 6. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have furnished a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned, at the address above, of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

FOIA CONFIDENTIAL TREATMENT REQUESTED

U.S. Securities and Exchange Commission

November 17, 2011

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by S&T Bancorp, Inc.” and each page is marked for the record with the identifying numbers and code “S&T-001” through “S&T-015.” Pursuant to Rule 83, a copy of the Request is also being delivered to the Commission’s FOIA Office.

Form 10-Q for the Six Month Period Ending June 30, 2011

Financial Statements

Note 3 – Fair Value Measurements, page 9

1.	On page 14, we note your tabular presentation reporting that impaired loans use Level 2 and Level 3 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

Response 1:

S&T classifies impaired loans recorded at fair value on a nonrecurring basis as Level 2 within the fair value hierarchy that have an appraisal within a 12 month period. Management believes that current appraisals represent the market approach and are based upon observable inputs including current market data and sales transactions for similar assets. Impaired loans recorded at fair value utilizing appraisals greater than 12 months are classified as Level 3. Management recognizes that a level of judgment goes into evaluating these inputs and will therefore revise future filings to include all impaired loans within Level 3 of the fair value hierarchy.

2.	As a related matter, on page 82 of the Form 10-K as of December 31, 2010, we note that you reported $44,757 and $2,293 in impaired loans utilizing Level 2 and Level 3 inputs, respectively. However, in the Form 10-Q as of June 30, 2011, you report that impaired loans utilized $10,968 and $1,478 in Level 2 and Level 3 inputs, respectively as of December 31, 2010. Please explain to us why there was such a significant difference between the amounts reported in the Form 10-K as of December 31, 2010 and the amounts reported in the Form 10-Q as of June 30, 2011.

Confidential Treatment Requested by S&T Bancorp, Inc.

S&T-002

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

FOIA CONFIDENTIAL TREATMENT REQUESTED

U.S. Securities and Exchange Commission

November 17, 2011

Response 2:

Subsequent to the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”), management concluded that the impaired loans being measured at fair value on a nonrecurring basis included certain loans that were measured at carrying amount, because the fair value of such impaired loans was in excess of carrying amount. As a result, we revised our disclosure in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and our subsequent Quarterly Reports, and we will revise our disclosure in future filings to more appropriately disclose only those loans where the carrying amount was in excess of fair value. The total amount of impaired loans disclosed on page 92 of the Form 10-K is correct and is not affected.

MD&A, page 29

Allowance for loan losses, page 40

3.	In the Form 10-K as of December 31, 2010, we note your troubled debt restructurings of $34.9 million as of December 31, 2010 which includes $32.8 million of nonperforming restructured loans. On page 42 of this Form 10-Q, we note your non-accrual troubled debt restructurings of $26.2 million as of June 30, 2011. Please tell us and revise future filings to disclose the total amount of troubled debt restructurings as of June 30, 2011 which should include both performing and non-performing restructured loans. Further, given the significance of your restructured loans, please tell us and revising future filings to disclose the following:

Response 3:

We respectfully request the Staff to refer to page 19 of the June 30, 2011 Form 10-Q, which discloses total restructured loans of $46.0 million, including performing restructured loans of $19.8 million and nonperforming restructured loans of $26.2 million. Future filings will be revised to include total troubled debt restructurings, including both performing and nonperforming troubled debt restructurings, within our Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the applicable filing.

•	A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;

Modifications to loans classified as troubled debt restructurings generally include reductions in contractual interest rates, principal deferment and extensions of maturity dates at a stated interest rate lower than the current market rate for a new loan with similar risk characteristics. These modifications are generally for longer term periods that would not be considered insignificant. While unusual, there may be instances of loan principal forgiveness.

Confidential Treatment Requested by S&T Bancorp, Inc.

S&T-003

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

FOIA CONFIDENTIAL TREATMENT REQUESTED

U.S. Securities and Exchange Commission

November 17, 2011

•	Policy on how many payments the borrower needs to make before returning the loan to accrual status;

Troubled debt restructurings can be returned to accruing status, if the following criteria are met: 1) the ultimate collectability of all contractual amounts due, according to the restructured agreement, is not in doubt and 2) there is a period of a minimum of six months of satisfactory payment performance by the borrower either immediately before or after the restructuring.

•	Policy on the circumstances in which these loans would migrate into a nonaccrual status, including representative example(s) that would help explain how and when this would take place;

All troubled debt restructurings are considered to be impaired loans and will be reported as an impaired loan for the remaining life of the loan, unless the restructuring agreement specifies an interest rate equal to or greater than the rate that would be accepted at the time of the restructuring for a new loan with comparable risk and it is fully expected that the remaining principal and interest will be collected according to the restructured agreement. Further, all impaired loans are reported as nonaccrual loans unless the loan is a troubled debt restructuring that has met the requirements to be returned to accruing status. As an example, consider a substandard commercial real estate loan that is currently 30 days past due. The loan is restructured to reduce the interest rate of the loan, but all other terms remain in place according to the original loan agreement. The interest rate reduction results in a below market interest rate. This loan will be considered a troubled debt restructuring (“TDR”) as the borrower is experiencing financial difficulties and a concession has been granted. At the time of the modification, the loan will be placed on nonaccrual status and reported as an impaired loan and a TDR. In addition, the loan will be charged down to the fair value of the collateral if the loan is collateral dependent. If the loan subsequently performs, by means of making on-time principal and interest payments according to the newly restructured terms for a period of six months, and it is expected that all remaining principal and interest will be collected according to the terms of the restructured agreement, the loan will be returned to accrual status and reported as an accruing TDR. The loan will remain an impaired loan for the remaining life of the loan since the interest rate was reduced to a below market rate.

•

Whether or not changes in your allowance for loan loss methodology over the last few years resulted in changes in the timing of when loans migrate to and from non-accrual or troubled restructuring status and the reasons why;

Confidential Treatment Requested by S&T Bancorp, Inc.

S&T-004

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

FOIA CONFIDENTIAL TREATMENT REQUESTED

U.S. Securities and Exchange Commission

November 17, 2011

There were no changes in our allowance for loan loss methodology that would have resulted in changes in the timing of when loans migrate to and from nonaccrual or troubled debt restructuring status.

•	Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

Please see our response above to the first bullet under this Response 3. We will disclose the above bulleted information in future filings.

4.	Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

Response 4:

During the six months ended June 30, 2011, we modified $1.1 million of commercial and industrial loans, $4.8 million of commercial real estate loans and $8.6 million of commercial construction loans for financially troubled borrowers that were not considered to be troubled debt restructurings. These borrowers received modifications that represented insignificant delays in the timing of payments that were not considered to be concessions.

We will disclose this information in future filings.

Form 10-K for the Year Ending December 31, 2010

MD&A, page 25

Allowance for Loan Losses, page 46

5.

We note your disclosures stating you implemented various enhancements to the ALL methodology during the fourth quarter of 2010 and this did not result in any material change to the ALL at December 31, 2010. We also note your disclosure on page 37 stating that during 2009 you introduced three enhancements to your ALL methodology. Management’s Discussion and Analysis in all your 10-Q and 10-K filings should include an appropriate level of granularity and transparency in the relevant impacted sections of this form requirement, such as (but not limited to), Critical Accounting Policies, and discussions of asset quality, loan loss provisions and allowance for loan loss sections. For example, we could not find any disclosure stating the quantitative impact the 2009 changes in methodology had on the ALL, if any. Please advise. Further, given the number of changes you made to your ALL methodology in 2009 and 2010, please tell us how you determine the need for

Confidential Treatment Requested by S&T Bancorp, Inc.

S&T-005

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

FOIA CONFIDENTIAL TREATMENT REQUESTED

U.S. Securities and Exchange Commission

November 17, 2011

enhancements in your ALL methodology and if you anticipate making any more enhancements in 2011 or beyond. Please tell us if you applied the enhanced methodology retrospectively.

Response 5:

Management continuously monitors the ALL methodology, including both the base loss factors and qualitative reserves, to ensure that it produces an ALL that represents the losses inherent within the loan portfolio. Management believes our current methodology is accurate and compliant with GAAP, but will continue to monitor and could make changes if we believe the methodology is not producing an ALL that is reflective of the inherent losses within the loan portfolio.

During 2009, management made several enhancements to the existing ALL methodology to be responsive to the rapid deterioration in our overall credit quality and to ensure that the ALL reflected the inherent losses within the loan portfolio. These enhancements included 1) the addition of a risk factor for out-of state loans, 2) the expansion of the rating scale for qualitative adjustments, and 3) a change in the determination of the historical loss amount from an absolute high method to an average method. Management determined that, without these adjustments, the ALL methodology would have produced an unreasonably high required level of ALL that was in excess of $150 million, primarily as a result of the significant losses incurred in 2009, including one charge-off in excess of $25 million. This level of the ALL would have produced an allowance to loan ratio of greater than 4.5%. Management concluded that these levels would not be reflective of losses inherent in the portfolio. Cumulative net charge-offs incurred in 2010 and through September 30, 2011 of $51 million suggest that management’s conclusion was reasonable.

During the fourth quarter of 2010, management further enhanced the ALL model to consider additional loan risk characteristics such as internal risk ratings, collateral and loan to value, incorporated estimated loss emergence into the base loss calculation and expanded the qualitative adjustments to consider additional factors. These enhancements did not materially change the ALL at December 31, 2010.

Changes to the ALL methodology in both 2009 and 2010 were made on a prospective basis.

Financial Statements

Note 24 – Selected Financial Data, page 114

6.	We note your disclosure regarding the $2.7 million loan modification that was not properly recorded in the second quarter of 2010. We further note that you

Confidential Treatment Requested by S&T Bancorp, Inc.

S&T-006

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

FOIA CONFIDENTIAL TREATMENT REQUESTED

U.S. Securities and Exchange Commission

November 17, 2011

determined the error was not material and you recorded the impact of the loan modification in the fourth quarter which resulted in a $0.10 per share out of period adjustment. Please provide us with a tabular presentation which includes the impact of the loss on each affected account in the statement of operations and balance sheet as of June 30, 2010. In another words, we would like a table that shows the affected statement of operations and balance sheet accounts both before and after the error as of June 30, 2010. We would also like to see a similar table as of December 31, 2010. Lastly, please tell us why you believe the error was not material to the June 30, 2010 financial statements, when it had a $0.10 per share impact on the December 31, 2010 earnings per share data. You may provide us with a SAB 99 analysis in order for you to present a clear presentation of your materiality analysis.

Response 6:

Please reference the SAB 99 analysis performed by management and attached hereto as Exhibit A.

Item 13: Certain Relationships and Related Transactions

7.	In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

Response 7:

We will revise this disclosure in future filings. Our loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

8.	Advise us whether you could have made the Item 404(a) disclosure cited above in your 2010 10-K filing. If not, amend.

Response 8:

This disclosure could have been made in our Form 10-K.

Confidential Treatment Requested by S&T Bancorp, Inc.

S&T-007

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

FOIA CONFIDENTIAL TREATMENT REQUESTED

U.S. Securities and Exchange Commission

November 17, 2011

Part II. Signature page

9.	Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

Response 9:

Melanie Hubler, the Company’s Controller, will sign and be identified as the Controller on all future filings that are required to be signed by the Controller.

*        *        *         *        *

As requested in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at 724-427-2347.

Sincerely,

/s/ Melanie Hubler
Name:	Melanie Hubler
Title:	Senior Vice President, Controller

cc:	Todd D. Brice, Chief Executive Officer, S&T Bancorp, Inc.

Mark Kochvar, Chief Financial Officer

Paul D. Freshour, Arnold & Porter LLP

Office of Freedom of Information and Privacy Act Operations (by facsimile)

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549

Confidential Treatment Requested by S&T Bancorp, Inc.

S&T-008

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

FOIA CONFIDENTIAL TREATMENT REQUESTED

U.S. Securities and Exchange Commission

November 17, 2011

Exhibit A

Response 6 - SAB 99 Analysis

***

[Confidential Treatment Requested by S&T Bancorp, Inc. - information omitted and provided under separate cover to the Staff pursuant to Rule 83]

Confidential Treatment Requested by S&T Bancorp, Inc.

S&T-009

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83